Filed by Aerovate Therapeutics, Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Aerovate Therapeutics, Inc.

Commission File No.: 001-40544

Date: April 9, 2025

This filing relates to the proposed transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of October 30, 2024, by and among Aerovate Therapeutics, Inc., an Delaware corporation (“Aerovate”), Jade Biosciences, Inc., a Delaware corporation (“Jade”), Caribbean Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Aerovate (“Merger Sub I”), and Caribbean Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Aerovate (“Merger Sub II” and together with Merger Sub I, “Merger Subs”) (the “Merger Agreement”), pursuant to which, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, among other things, Merger Sub I will merge with and into Jade, with Jade surviving the merger as the surviving corporation (the “First Merger”), and as part of the same overall transaction, Jade will merge with and into Merger Sub II, with Merger Sub II continuing as a wholly owned subsidiary of Aerovate and the surviving corporation of the merger (the “Second Merger” and together with the First Merger, the “Merger”).

On April 9, 2025, Jade published the following communication:

April 2025 Company Overview

2 This presentation is for informational purposes only and only a summary of certain information related to Jade Biosciences, I nc. (the “Company”). It does not purport to be complete and does not contain all information that an investor may need to consider in making an investment decision. The information contained herein does not co nstitute investment, legal, accounting, regulatory, taxation or other advice, and the information does not take into account your investment objectives or legal, accounting, regulatory, taxation or financial sit uat ion or particular needs. Investors must conduct their own investigation of the investment opportunity and evaluate the risks of acquiring the Company securities based solely upon such investor’s independent examinat ion and judgment as to the prospects of the Company as determined from information in the possession of such investor or obtained by such investor from the Company, including the merits and risks inv olved. Statements in this presentation are made as of the date hereof unless stated otherwise herein, and the delivery of this prese nta tion at any time shall not under any circumstances create an implication that the information contained herein is correct as of any time subsequent to such date. The Company is under no obligation to update or keep current the information contained in this document. No representation or warranty, express or implied, is made as to, and no reliance should be placed on, the fairness, accuracy, completeness or cor rec tness of the information or opinions contained herein, and any reliance you place on them will be at your sole risk. The Company, its affiliates and advisors do not accept any liability whatsoever for any loss how soever arising, directly or indirectly, from the use of this document or its contents. Forward - looking statements and other information Certain statements contained in this presentation that are not descriptions of historical facts are “forward - looking statements. ” When we use words such as “potentially,” “could,” “will,” “projected,” “possible,” “expect,” “illustrative,” “estimated” or similar expressions that do not relate solely to historical matters, we are making f orw ard - looking statements. Forward - looking statements are not guarantees of future performance and involve risks and uncertainties that may cause our actual results to differ materially from our expectations dis cussed in the forward - looking statements. This may be a result of various factors, including, but not limited to: our management team’s expectations, hopes, beliefs, intentions or strategies regarding the fut ure including, without limitation, statements regarding: the pre - closing financing and the other transactions contemplated by the agreement and plan of merger with Aerovate Therapeutics, Inc., and the expected effect s, perceived benefits or opportunities and related timing with respect thereto, expectations regarding or plans for discovery, preclinical studies, clinical trials and research and development programs and th erapies; expectations regarding the use of proceeds and the time period over which our capital resources will be sufficient to fund our anticipated operations; and statements regarding the market and potentia l o pportunities for autoimmune therapies. All forward - looking statements, expressed or implied, included in this presentation are expressly qualified in their entirety by this cautionary statement. You are cautio ned not to place undue reliance on any forward - looking statements. Except as otherwise required by applicable law, we disclaim any duty to update any forward - looking statements, all of which are expressly qualified by this cautionary statement, to reflect events or circumstances after the date of this presentation. This presentation concerns drug candidates that are under clinical investigation, and which have not yet been a ppr oved by the U.S. Food and Drug Administration. These are currently limited by federal law to investigational use, and no representation is made as to their safety or effectiveness for the purposes for wh ich they are being investigated. Market and Industry Data Certain information contained in this presentation and statements made orally during this presentation relate to or are based on studies, publications and other data obtained from third - party sources as well as our own internal estimates and research. While we believe these third - party sources to be reliable as of the date of this presentati on, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third party sources. Forecasts and other forw ard - looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward - looking statements in this presentation. Statements as to our market and c ompetitive position data are based on market data currently available to us, as well as management’s internal analyses and assumptions regarding the Company, which involve certain assumptions and estimates. These int ernal analyses have not been verified by any independent sources and there can be no assurance that the assumptions or estimates are accurate. While we are not aware of any misstatements regarding our in dustry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors. As a result, we cannot guarantee the accuracy or completeness of such informa tio n contained in this presentation. Disclaimers

Jade aims to develop transformative therapies for high-value inflammation and immunology indications

Our mission is to deliver best-in-class therapies for patients living with autoimmune diseases.

- Advancing potential **best-in-class therapies for autoimmune diseases**, including IgAN.
- Fourth company launched to research and develop **antibody candidates licensed from Paragon Therapeutics,** an antibody discovery engine founded by Fairmount.
- Building on success of **Apogee, Spyre,** and **Oruka**, which have generated clinical data using Paragon's engineered antibody technology and **collectively raised ~$2B.***

MOA	Program	Discovery	IND-enabling	Planned Clinical FIH	Planned Healthy Volunteer Data
anti-APRIL	JADE-001			2H25	1H26
Undisclosed	JADE-002			1H26	
Undisclosed	JADE-003			1H27	

I&I – inflammation and immunology; MOA – mechanism of action; FIH – First-In-Human; IgAN - IgA nephropathy
*As of January 6, 2025

Jade BIOSCIENCES | 3

4 Experienced team with backing from Paragon Andrew King CSO, Head of R&D Company Leadership Tom Frohlich CEO Valerie Fauvelle SVP, Regulatory & Quality Hetal Kocinsky CMO Jonathan Quick SVP, Finance Amy Sullivan SVP, Development Operations Elizabeth Balta GC & Corporate Secretary Sandy Lewis SVP, Biometrics & Clinical Strategy Jason Wright SVP, Chemistry, Manufacturing & Controls Lawrence Klein Board of Directors Tomas Kiselak Board of Directors Board of Directors Eric Dobmeier Board Chair Chris Cain Board of Directors Erin Lavelle Board of Directors Tom Frohlich Board of Directors Lori Stewart SVP, People

5 JADE - 001: a potential best - in - class anti - APRIL mAb for IgAN

6 HV – Healthy Volunteers; PoC – proof of concept Jade is developing a potential best - in - class anti - APRIL mAb designed to have disease - modifying MoA in IgAN CONFIDENTIAL Estimated $10B+ branded market Current treatments do not adequately address the need for long - term disease - modifying therapy in a typically young IgAN patient population Mechanism has potential to be disease modifying, reducing pathogenic IgA and proteinuria, stabilizing kidney function Potential best - in - class profile JADE - 001 designed for superior potency and extended half - life for maximal efficacy & convenient dosing for life - long therapy Efficient path to PoC and market HV IgA biomarker linked with efficacy in IgAN; surrogate endpoints support potential IgAN approval Anti - APRIL class poised to be the dominant treatment for IgAN

7 There is a high unmet need for disease - modifying treatments that are safe, well - tolerated, and convenient for life - long therapy in a young patient population . • IgAN is an autoimmune kidney disease , typically diagnosed in 20 - to 30 - year - olds, requiring life - long therapy . • ~169K+ patients with IgAN in the U.S., with 60 - 75% requiring treatment per international guidelines ~169K+ IgAN patients in the U.S. with majority requiring treatment*, representing potential $10B+ market IgAN patients with persistent proteinuria are at risk of kidney failure  ~ 1M+ global patients,  significant potential ex - US market potential 169 205 103 0 100 200 300 400 1,300 ’000 Patients 783 IgAN est. prevalence 1,260 US EU Japan China Notes: US prevalence estimate from FDA; EU prevalence estimate from EMA; Japan / China prevalence estimates from a Novartis p res entation. Estimated pricing of ~$120K - $150K per year based on Filspari and Tarpeyo . *Per KDIGO guidelines, treatment should be initiated in all cases where patients have proteinuria ≥0.5 g/day. Sources: 2023 Pitcher (CJASN); FDA Reviews for Filspari / Tarpeyo ; EMA; Novartis; 2018 Schena (Seminars in Nephrology); Reuters

Current IgAN treatments leave significant unmet need, with no disease-modifying, approved therapeutics

	ACEi / ARB	Systemic glucocorticoids	SGLT2i	Filspari	Tarpeyo	Fabhalta	Ideal IgAN therapy
MoA	Renin-angiotensin system inhibition	General immunosuppression	SGLT2 inhibition	Dual endothelin / angiotensin inhibition	GI-released systemic glucocorticoid	Complement Factor B inhibitor	
Status	Used off-label	Used off-label	Approved for CKD	Approved	Approved	Accelerated approval	
Therapeutic rationale	Supportive therapy (reduce glomerular pressure)	Immunosuppression	Supportive therapy	Supportive therapy	Immunosuppression	Reduce complement-driven pathology	**Disease-modifying (depletes Gd-IgA1, stabilizes GFR)**
Proteinuria reduction	~↓30-40%	~↓30-50% at 6M; none at 3Y	↓26% pbo-adj (UACR)	↓35% control-adj at 36W	↓32% pbo-adj at 36W	↓38% pbo-adj at 36W	**60%+, ideally to < 0.3-0.5 g per day**
GFR stabilization	✗	✗	✗	✗	✗	No long-term data	✓
Safety	BBW (fetal tox), hyperkalemia, angioedema, AKI	Severe infections, edema, hypertension, bone density loss, etc.	UTIs, genital fungal infections, volume depletion	BBW + REMS (liver & pregnancy); hypotension, edema, AKI, hyperkalemia	Immunosuppression, edema, hypertension, weight increase, URTI	BBW + REMS (serious bacterial infections); URTI, abdominal pain	**No notable safety issues, minimal immunosuppression**
Annual dosing	365 x (or greater)	180-270 x (6 to 9-month course)	365 x	365 x	270 x (9-month course)	730 x	4-6 x (or fewer)

Notes: Proteinuria reduction based on UPCR. Data from Praga & Nakamura trials (ACEi / ARB), STOP-IgAN & TESTING (glucocorticoids), DAPA-CKD (SGLT2i), PROTECT (Filspari), NefIgArd (Tarpeyo), APPLAUSE-IgAN (Fabhalta).
Sources: UpToDate; 2003 Praga (J Am Soc Nephrol); 2006 Li (Am J Kidney Dis); 2000 Nakamura (Am J Nephrol); 2022 Lv (JAMA); 2023 Campbell (Dove Press); Filspari Label; Tarpeyo Label; Fabhalta Label; KOL interviews. CKD – chronic kidney disease; UACR –urine albumin to creatinine ratio; BBW – black box warning; REMS – risk evaluation and mitigation strategy; AKI – acute kidney injury; URTI – upper respiratory tract infection

Jade BIOSCIENCES
8

Proposed updates to KDIGO guidelines highlight the need for therapies like JADE-001, which may reduce pathogenic IgA

- **Expanding Patient Population**
  - Kidney biopsy recommended in all adults with proteinuria ≥0.5 g/d where IgAN is a possible diagnosis
  - Recommends all patients enroll in an IgAN registry
- **Lower Proteinuria Targets**
  - Establishes new treatment goal: proteinuria maintained at <0.5 g/day, **preferably <0.3 g/day**
  - Recommends **additional treatment should be initiated in all cases** where patients have proteinuria ≥0.5 g/d
- **Redefining Treatment Goals**
  - New guidelines state clinicians should incorporate treatments that have been **proven to reduce pathogenic forms of IgA**


IgAN at risk of progressive kidney function loss
Drivers for nephron loss
Manage the IgAN-specific drivers for nephron loss
In all patients these should be addressed simultaneously
Manage the generic response to IgAN-induced nephron loss
Treatment goals
Reduce pathogenic forms of IgA and IgA immune complex formation
Reduce glomerular inflammation
Blood pressure control
Reduce glomerular hyperfiltration and the impact of proteinuria on the tubulointerstitium
Cardio-vascular risk reduction

KDIGO updates anticipated to increase **IgAN diagnosis**, expand **at-risk patient population** requiring treatment**, lower proteinuria target** to clinical remission, and require **targeted therapies** that **reduce pathogenic IgA.**

Sources: KDIGO Guidelines Public Review Draft; 2023 Mathur (NEJM); Jade analysis
KDIGO – Kidney Disease Improving Global Outcomes

Jade BIOSCIENCES
CONFIDENTIAL | 9

Reducing pathogenic IgA production by plasma cells is a potentially disease-modifying approach for IgAN

Broad **B-cell depletion is ineffective** in IgAN…

- B-cell depletion with rituximab (anti-CD20) **failed to reduce Gd-IgA1, anti-Gd-IgA1 autoantibody, or proteinuria** and **did not impact eGFR**.
- BAFF neutralization (blisibimod) **did not reduce IgA or proteinuria.**



Bone marrow
Mucosa
Mucosa & bone marrow
HSC
Pro B cell
Large pre-B cell
Small pre-B cell
Immature B cell
Mature Naïve B cell
Plasma cell
Memory B cell
CD20 expression
BAFF dependency
APRIL dependency

*Gradient indicates level of receptor expression

…while **targeted plasma cell modulation is highly effective**.

- APRIL and dual APRIL/BAFF neutralization **result in significant and sustained depletion of Gd-IgA1, reduction in proteinuria, and eGFR stabilization.**



APRIL blocking therapy
APRIL
Plasma cell differentiation
Antibody class-switching
HIT 1
Production of galactose-deficient IgA1 (Gd-IgA1)
HIT 2
Synthesis of anti-Gd-IgA1 autoantibodies
HIT 3
Autoantibodies bind Gd-IgA1 to form pathogenic immune complexes
HIT 4
Deposition of immune complexes in the mesangium and initiation of kidney injury

Neutralizing APRIL depletes Gd-IgA1, reduces proteinuria, and **preserves eGFR**, providing a **disease-modifying treatment** of IgAN without impacting B-cell development and maturation.

Jade BIOSCIENCES

Sources: 2024 Cheung (Front Nephrol); 2023 Mathur (J Clin Med)

10

Selectively targeting APRIL potentially provides disease modification without added immunosuppression of BAFF inhibition

APRIL is the B cell survival factor **critically linked to IgAN pathogenesis and disease activity**

	APRIL	BAFF
Risk variant in IgAN GWAS	✓	✗
Elevated in IgAN patients and **associated with disease severity**	✓	✓/✗
Promotes **excess secretion of Gd-IgA1** in IgAN patient lymphocytes *ex vivo*	✓	No data
Drives **IgA class switching** via TACI *in vivo*	✓	✗
Overexpression in mouse model leads to glomerular IgA deposition	✓	✓
KO mouse model **decreases IgA levels / IgA+ plasma cells** in small intestine	✓	✗
Selective inhibition demonstrates preclinical / clinical efficacy in IgAN	✓	✗

Targeting APRIL **selectively modulates plasma cells**, maintaining pool of mature B cells



BAFF
APRIL
BAFF-R
BAFF-R
TACI
TACI
BCMA
Immature B Cell
Mature Naïve B Cell
Plasma Cell
Immune Complex Formation

Existing genomic, mechanistic, IgAN model, and clinical data **support the importance of APRIL over BAFF** in IgAN, and APRIL-only blockade **avoids the potential for unnecessary immunosuppression**.

Sources: 2024 Cheung (Front Nephrol); Chinook 2022 CKD3 Presentation; 2004 Castigli (PNAS); 2001 Schiemann (Science)

Jade BIOSCIENCES | 11

12 Reductions in proteinuria and IgA in IgAN clinical studies indicate APRIL inhibition is the driving force behind TACI - Fc efficacy Notes: Cross - trial comparisons are inherently limited and presented for hypothesis - generating purposes only. Data digitized from graphs where publications did not provide specific values. Values only included if N > 5. Blisibimod W52 data is from W60. Sources: Anthera 2017 10 - K; 2023 Mathur (NEJM); 2023 Barratt (ERA Poster); 2024 Lafayette (KI Reports); 2024 Tumlin (WCN Presentation); 2024 Madan (ASN Presentation) 0 4 8 12 16 20 24 28 32 36 40 44 48 52 - 70% - 60 - 50 - 40 - 30 - 20 - 10 0 10 Weeks 24h UPCR Δ from Baseline (%) Blisibimod (anti - BAFF) Sibeprenlimab (anti - APRIL, 8 mg/kg) Sibeprenlimab (anti - APRIL, 4 mg/kg) Zigakibart (anti - APRIL) Atacicept (TACI - Fc, 150 mg) Atacicept (TACI - Fc, 75 mg) Povetacicept (Eng. TACI - Fc, 240 mg) Povetacicept (Eng. TACI - Fc, 80 mg) 0 4 8 12 16 20 24 28 32 36 40 44 48 52 - 70 - 60 - 50 - 40 - 30 - 20 - 10 0 - 80 % Weeks IgA Δ from Baseline (%)

Anti-APRILs have shown evidence of disease modification and clinical activity that matches or beats TACIs, with reduced immune suppression

	Sibeprenlimab	Zigakibart	Atacicept	Povetacicept
MoA	anti-APRIL	anti-APRIL	TACI-Fc	Engineered TACI-Fc
Status	P3	P3	P3	P3
Δ from baseline in critical disease markers *(W36 timepoint*)*	IgA 67%, Gd-IgA1 60%, UPCR 60% N=79 (4/8 mg/kg pooled)	IgA 64%, Gd-IgA1 69%, UPCR 53% N=35 (600 mg)	IgA 63%, Gd-IgA1 64%, UPCR 33% N=32 (150 mg)	IgA 65%, Gd-IgA1 69%, UPCR 59% N=9 (80 mg)
GFR stabilization	✓ (12 months)	✓ (18 months)	✓ (24 months)	✓ (12 months)
Hematuria resolution	✓	No data	✓	✓
Safety	✓ Well tolerated, no overall ↑ infections, slight ↑ in URTIs vs. pbo	✓ Well tolerated (no pbo), no drug discontinuations	✓ Well-tolerated, slight ↑ in infections (& URTIs) vs. pbo	✓ Well-tolerated (no pbo) 240 mg ↑ infections
P3 Dosing	400 mg SC, Q4W	600 mg SC, Q2W	150 mg SC, QW	80 mg SC, Q4W

Notes: *Zigakibart IgA / Gd-IgA data at W40; UPCR data at W52 (only timepoint available); change from baseline is not pbo-controlled; N represents patients on dose(s) for which data is shown. Atacicept infections/URTIs placebo - (32%/0%), 25 mg (38%/0%), 75 mg (49%/9%), 150 mg (39%/6%). Povetacicept infection rates: Grade 1/2/≥3 – 80 mg 10%/5%/0%, 240 mg 18%/27%/3%. Sibe infections/URTIs placebo - (55%/0%), 2 mg/kg (39.5%/8%), 4 mg/kg (56%/12%), 8 mg /kg (53%/5%

Sources: 2023 Mathur (NEJM); 2024 Barratt (ERA Presentation); VERA January 2024 R&D Day; ALPN 2024 WCN Investor Update; 2024 Madan (ASN Presentation)

Jade BIOSCIENCES

13

BAFF inhibition is accompanied by the potential for significant long-term B cell depletion

Long-term BAFF inhibition **significantly depletes all B cell populations**…

… whereas chronic **APRIL inhibition does not impact circulating lymphocytes**



Benlysta (belimumab)
Biomarker
Number of patients
Median
B cells (CD19+) 120 −82.73
B cells (CD20+) 107 −83.22
Naïve B cells (CD19+/CD20+/CD27-) 107 −87.39
Memory B cells (CD19+/CD20+/CD27+) 106 −67.18
Activated B cells (CD20+/CD69+) 116 −98.85
Plasmacytoid B cells (CD19+/CD20+/CD138+) 117 −98.00
SLE subset plasma cells (CD19+/CD27BRIGHT+/CD38BRIGHT+) 117 −50.00
Short-lived plasma B cells (CD19+/CD20-/CD27BRIGHT+) 114 −47.50
Plasma B cells (CD19+/CD20-/CD138+) 118 −92.31
IgG 150 −27.63
−150 −100 −50 0 50 100 150 200 250 300 350
Median % change (IQR) from baseline



Change from baseline (mean ± SD)
5
3
1
-1
-3
-5
0.05
0.06
0.25
0.08
0.01
10^9/L
Week 4 12 28 52 76
n= 37 37 32 32 28

~7-year belimumab data in SLE shows **continuous BAFF inhibition lowers B cell populations from ~50% to ~99%**, with most populations decreasing >80%.

Long-term BAFF suppression, in an otherwise young and healthy patient population, **is unnecessary** given equivalent efficacy in IgAN from anti-APRILs and TACI-Fcs observed to date.

Jade BIOSCIENCES

Sources: 2022 Struemper (Lupus Sci Med); Barratt ASN 2024

14

15 JADE - 001 is a potential best - in - class anti - APRIL Blocks APRIL with greater potency than clinical benchmarks • Validated mechanism of action • Binds APRIL to neutralize activity • Greater binding affinity than sibeprenlimab (≥5x) and zigakibart (≥14x) Effector - null human IgG1 Fc Half - life extension through validated YTE Fc modification • Longer exposure intended to reduce dosing frequency Paragon has filed provisional patent applications covering the subject matter of JADE - 001, which we have exclusively licensed fr om Paragon. Multiple antibody discovery strategies pursued to achieve potential best - in - class mAb Novel IP for composition of matter into 2040s

Jade mAbs employ proven half-life extension technology

- Jade mAbs designed to be recycled back into circulation more readily
- Drug exists at much higher levels to enable longer duration of effect
- Fewer injections decrease patient burden and can improve compliance and penetration



pH 5.5
pH 7
1st gen mAb
Blood Stream
Jade mAb
1st gen mAB released back to blood stream
FcRn
Pinocytosis
Antibody Degradation
Antibody Recycling
FcRn bound mAbs
Endosome
Physiological affinity
Jade mAbs released back to blood stream
FcRn
Pinocytosis
Antibody Degradation
Antibody Recycling
FcRn bound Jade mAbs
Endosome
High affinity

SOURCE: Adapted from Ko S et al BioDrugs 2021

16

Goal of JADE-001 is to introduce Q8W+ dosing for patients with IgAN via well-established half-life extension technology

- **High potency** can potentially further **drive lower dosing frequency**
- Already demonstrated for APRIL by sibeprenlimab's Q4W dosing vs. zigakibart's Q2W dosing despite near-equivalent half-life.

Prior experience, **including with Paragon-generated mAbs**, indicates HLE could **significantly improve dosing over anti-APRILs in development**

	Human $t_{1/2}$ (days)	Est. Dosing Interval
JADE-001 TPP *(HLE anti-APRIL mAb)*	*HV PK expected H1 2026* 50+*	Targeting **Q8W+**
Sibeprenlimab *(anti-APRIL mAb)*	~23**	Q4W *(400 mg)*
Zigakibart *(anti-APRIL mAb)*	~20**	Q2W *(600 mg)*
Atacicept *(TACI-Fc APRIL/BAFF)*	6.7	QW *(150 mg)*
Povetacicept *(TACI-Fc APRIL/BAFF)*	3.7	Q4W *(80 mg)*

Sources: 2019 Myette (Kidney Intl); 2022 Mathur (KI Reports); 2018 Dulos (ASN Poster); 2020 Lo (ERA Poster); Apogee Corporate Presentation
*Based on single dose studies in NHPs dosed with JADE-001 initial clone. A development candidate has been selected from a pool of profiled clones. We have entered into an exclusive JADE-001 license agreement with Paragon.
**Available anti-APRIL therapeutics demonstrate appreciable TMDD resulting in dose and dose frequency dependent t1/2. Jade estimated t1/2 of benchmarks from publicly available data at the P3 dose and schedule via standard noncompartmental analysis of observed data bolstered with compartmental modelling approaches capturing clinically observed TMDD. Cross-trial comparisons are inherently limited and presented for hypothesis-generating purposes only.

Jade BIOSCIENCES
17

JADE-001 exhibits a highly differentiated NHP PK/PD profile from sibeprenlimab

>3X increased half-life compared to sibeprenlimab in NHPs coupled with successful mitigation of TMDD …

… which is **accompanied by deep and prolonged IgA reduction** in NHPs following a single, saturating dose



PHARMACOKINETICS
JADE-001 (30 mpk)
$t_{1/2}$ ~ 27 days
JADE-001 (4 mpk)
Sibeprenlimab
$t_{1/2}$ ~ 7 days
Mean +SD Concentration (µg/ml)
Nominal Time (day)
Sibe, 30 mg/kg IV
JADE101, 4 mg/kg IV
JADE101 30 mg/kg IV



PHARMACODYNAMICS
Mean + SE IgA CFB (%)
Nominal Time (day)
Sibe, 30 mg/kg IV
JADE101, 4 mg/kg IV
JADE101, 30 mg/kg IV

Jade BIOSCIENCES

Note: *Data shown is from an initial clone. A development candidate has been selected from a pool of profiled clones. We have entered into an exclusive JADE-001 license agreement with Paragon. Sibeprenlimab and JADE-001 dosed at 30 mg/kg and 4 mg/kg (single dose), N=4 per group. Comparison agent manufactured based on available sequences from patents / company releases. Studies are ongoing. Study duration shorter for lower dose. Source: Internal data

18

Deeper APRIL suppression drives superior clinical efficacy

- Highest rates of **clinical remission** (proteinuria <0.3 g/day) for sibeprenlimab were accompanied by the **deepest levels of APRIL suppression.**
- **Safety profile consistent** across dose levels.
- Potential for anti-APRILs with **higher affinity** and **increased systemic exposure** to **provide more complete APRL neutralization** throughout the dosing interval **and maximize clinical remission rates.**



The NEW ENGLAND JOURNAL of MEDICINE
A Phase 2 Trial of Sibeprenlimab in Patients with IgA Nephropathy
fAPRIL
Placebo
Sibeprenlimab, 2 mg/kg
Sibeprenlimab, 4 mg/kg
Sibeprenlimab, 8 mg/kg
8000
6000
4000
2000
0
0 2 4 6 8 10 12 14 16
Est. P3 AVG equivalent dose (3.5 mg/kg IV)
Placebo
2 mg/kg
4 mg/kg
8 mg/kg
3
7
12
26
Proteinuria < 0.3 g/day (% patients @12 mths)

JADE-001 has potential to **demonstrate superior clinical activity by maximizing remission rates** in **significantly more patients than other anti-APRIL programs** in development.

Jade BIOSCIENCES

Note: Estimated sibeprenlimab P3 dose (400 mg SC) based on average 85 kg IgAN patient (95% CI ~50-120 kg) and 75% bioavailability..
Source: 2023 Mathur (NEJM)

19

Sibeprenlimab is potentially under-dosed in ongoing Phase 3 trial

- **Sibeprenlimab** dosed as a single **400mg SC injection Q4W** in ongoing **global Phase 3** VISIONARY trial.
- 400 mg SC Q4W **equates to ~3.5 mg/kg IV for average IgAN patient (2.5-6 mg/kg).**
- Estimated Phase 3 equivalent dose range **demonstrated lower efficacy on key endpoints in Phase 2** ENVISION trial (as seen on right).
- **~50%** of HV in P1 SAD showed positive antidrug antibody activity following single SC dose, which may further **impact PK, efficacy, and safety profile** in Phase 3.


The NEW ENGLAND JOURNAL of MEDICINE
A Phase 2 Trial of Sibeprenlimab in Patients with IgA Nephropathy
Placebo
2 mg/kg IV
4 mg/kg IV
8 mg/kg IV
UPCR Δ from baseline (%, W36)
13
50
57
63
Annualized eGFR slope (mL/min/1.73m2, baseline to W52)
-5.9
-4.1
0.1
-0.8
2 mg/kg lower dose did not stabilize eGFR at 1 year, while higher doses did
Est. P3 equivalent dose
Est. P3 equivalent dose

Potential under-dosing of sibeprenlimab creates **additional opportunity for JADE-001** to demonstrate potential best-in-class clinical activity for patients.

Jade BIOSCIENCES

Notes: Estimated sibeprenlimab P3 dose based on average 85 kg IgAN patient (95% CI ~50-120 kg) and 75% bioavailability.
Sources: 2023 Mathur (NEJM); 2023 Zhang (Clin Pharm)
HV – healthy volunteers; ADA+ - antidrug antibody positive

20

21 Potential path to early clinical proof - of - concept and accelerated approval in the US • NHP and Phase 1 PK/PD could provide early signals of clinical activity; IgA reduction in health volunteers has been observed to be highly correlated with clinical activity . • 9 - month proteinuria data predictive of kidney function preservation , supports potential for accelerated approval and faster path to market prior to eGFR confirmatory data. Proof - of - concept IgA healthy volunteer data expected in 1H 2026 Potential Indications Potential Healthy Volunteer Data Phase 1 Initiation Discovery Program MOA IgAN 1H 2026 2H 2025 Ongoing JADE - 001 anti - APRIL

22 Notes: Sibeprenlimab IgAN IgA reductions (LHS) are average of 4 mg/kg and 8 mg/kg cohorts (HV data is from 6 mg/kg cohort); the two cohorts saw ef fe ctively equivalent IgA reduction at W4 and W8. Zigakibart UPCR data is at 52W. Atacicept IgAN W8 is average of W4 and W12 datapoints. Trend lines are best linear fit. Sources: 2022 Mathur (KI Reports); 2023 Mathur (NEJM); 2020 Lo (ASN Presentation); 2023 Barratt (ERA Poster); 2024 Barratt (E RA Presentation); 2022 Dillon (ASN Poster); 2024 Tumlin (WCN Presentation); Anthera 2017 10 - K; 2024 Lafayette (KI Reports); 2024 Madan (ASN Presentation) IgA reduction in healthy volunteers is the critical inflection point for clinical development in IgAN  IgA reduction in HVs has been observed to be highly correlated with IgA reduction in IgAN patients  …and IgA reduction was observed to correlate with W36 UPCR reduction, the endpoint for accelerated approval - 60% - 50 - 40 - 30 - 20 - 10 0 - 60% - 50 - 40 - 30 - 20 - 10 0 HV IgA Δ from baseline (%) IgAN IgA Δ from baseline (%) W4 W8 W2 W4 W6 W8 240 mg / W4 80 mg / W4 Sibeprenlimab Zigakibart Povetacicept R 2 = 0.86 - 70% - 60 - 50 - 40 - 30 - 20 - 10 0 - 60% - 50 - 40 - 30 - 20 - 10 0 IgAN UPCR Δ from baseline (%, W36) IgAN IgA Δ from baseline (%, W8) 8 mg/kg 4 mg/kg 150 mg 75 mg 240 mg 80 mg Blisibimod Sibeprenlimab Zigakibart Atacicept Povetacicept R 2 = 0.78

23 Pipeline opportunities beyond IgAN

24 Additional Jade programs expected to focus on best - in - class product profiles in high - value inflammation and immunology indications I&I indications with significant market opportunity Potential best - in - class and best - in - indication product profile Potential rapid path to clinical PoC Expected minimal competition Jade team expertise Evaluating additional opportunities to build pipeline of potentially best - in - class I&I therapies.

Jade aims to develop transformative therapies for high-value inflammation and immunology indications

Jade is well capitalized to advance programs with ~$300M* of committed funding from a syndicate of top healthcare investors

FAIRMOUNT
venrock
FRAZIER LIFE SCIENCES
BRAIDWELL
DEEP TRACK CAPITAL
RACAPITAL
DRIEHAUS CAPITAL MANAGEMENT
SOLEUS CAPITAL
Great Point Partners

MOA	Program	Discovery	IND-enabling	Planned Clinical FIH	Planned Healthy Volunteer Data
anti-APRIL	JADE-001			2H25	1H26
Undisclosed	JADE-002			1H26	
Undisclosed	JADE-003			1H27	

*Includes a $205 million financing scheduled to close immediately prior to the closing of the reverse merger transaction with Aerovate and the conversion of $95 million in previously issued convertible notes.
Note: We have entered into an exclusive JADE-001 license agreement with Paragon. We hold an exclusive option to exclusively license JADE-002 and JADE-003 from Paragon. We have not yet entered into a license agreement with respect to JADE-002 or JADE-003.

Jade BIOSCIENCES
25

26 Estimated total as - converted shares of common stock of the combined company post - closing *** 2,120,044,355 Shares on an as - converted basis 28,985,019* • Shares of common stock outstanding Aerovate • Shares of common stock outstanding (including shares underlying option grants) 407,057,032 Jade Biosciences • Series A shares 441,688,000 Pre - closing financing 967,999,030 • Shares of common stock • Pre - funded warrants 274,315,274 Expecte d ownership of the combined company 1.4% 98.6% Estimated capitalization of Jade following pre - closing private placement and subsequent closing of merger with Aerovate *Including in the money options, this number equals 29,743,481. ** Aerovate’s Board has declared a special cash dividend in the aggregate amount of $69.6 million payable in cash to Aerovate stockholders of record as of April 25, 2025 and scheduled to be paid on April 29, 2025. ***Please refer to AVTE’s SEC filings for additional information, including the Registration Statement on Form S - 4 that AVTE fil ed in connection with the transaction. Note: The estimates reflected on this slide are based on the best available information as of April 9, 2025 and are subject t o change as the transaction advances toward closing. E stimated per share dividend based on $69.6m dividend $2.40** N/A

27 CONFIDENTIAL www.JadeBiosciences.com info@jadebiosciences.com

Forward-Looking Statements

Certain statements in this communication, other than purely historical information, may constitute “forward-looking statements” within the meaning of the federal securities laws, including for purposes of the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995, concerning Aerovate, Jade, the proposed concurrent investment and the proposed Merger (collectively, the “Proposed Transactions”) and other matters. These forward-looking statements may include, but are not limited to, express or implied statements relating to Aerovate’s and Jade’s management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the Proposed Transactions and the expected effects, perceived benefits or opportunities of the Proposed Transactions, including investment amounts from investors and expected proceeds, and related timing with respect thereto; expectations related to Aerovate’s payment of the cash dividend in connection with the proposed Merger, including the anticipated timing of the Closing of the proposed transactions (the “Closing”); the expectations regarding the ownership structure of the combined company; and the expected trading of the combined company’s stock on Nasdaq under the ticker symbol “JBIO” after the Closing. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “opportunity,” “potential,” “milestones,” “pipeline,” “can,” “goal,” “strategy,” “target,” “anticipate,” “achieve,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “plan,” “possible,” “project,” “should,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Aerovate, Jade or the Proposed Transactions will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Aerovate’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the Closing or consummation of the Proposed Transactions are not satisfied, including Aerovate’s failure to obtain stockholder approval for the proposed Merger; the risk that the proposed concurrent investment is not completed in a timely manner or at all; uncertainties as to the timing of the consummation of the Proposed Transactions and the ability of each of Aerovate and Jade to consummate the transactions contemplated by the Proposed Transactions; risks related to Aerovate’s continued listing on Nasdaq until closing of the Proposed Transactions and the combined company’s ability to remain listed following the Proposed Transactions; risks related to Aerovate’s and Jade’s ability to correctly estimate their respective operating expenses and expenses associated with the Proposed Transactions, as applicable, as well as uncertainties regarding the impact any delay in the closing of any of the Proposed Transactions would have on the anticipated cash resources of the resulting combined company upon closing and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Proposed Transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the business combination between Aerovate and Jade; the effect of the announcement or pendency of the Merger on Aerovate’s or Jade’s business relationships, operating results and business generally; costs related to the Merger; the risk that as a result of adjustments to the exchange ratio, Jade stockholders and Aerovate stockholders could own more or less of the combined company than is currently anticipated; the outcome of any legal proceedings that may be instituted against Aerovate, Jade or any of their respective directors or officers related to the Merger Agreement or the transactions contemplated thereby; the ability of Aerovate and Jade to protect their respective intellectual property rights; competitive responses to the Proposed Transactions; unexpected costs, charges or expenses resulting from the Proposed Transactions; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Proposed Transactions; failure to realize certain anticipated benefits of the Proposed Transactions, including with respect to future financial and operating results; the risk that Aerovate stockholders receive more or less of the cash dividend than is currently anticipated; legislative, regulatory, political and economic developments; and those uncertainties and factors more fully described in periodic filings with the SEC, including under the heading “Risk Factors” in the Registration Statement on Form S-4 filed with the SEC and the headings “Risk Factors” and “Business” in Aerovate’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 27, 2025, as well as discussions of potential risks, uncertainties, and other important factors included in other filings by Aerovate from time to time, any risk factors related to Aerovate or Jade made available to you in connection with the Proposed Transactions, as well as risk factors associated with companies, such as Jade, that operate in the biopharma industry. Should one or more of these risks or uncertainties materialize, or should any of Aerovate’s or Jade’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Aerovate nor Jade undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in Aerovate or Jade.

Important Additional Information about the Proposed Transaction

This communication is not a substitute for the registration statement or for any other document that Aerovate has filed or may file with the SEC in connection with the Proposed Transactions. In connection with the Proposed Transactions, Aerovate has filed relevant materials with the SEC, including a registration statement on Form S-4 that contains a proxy statement/prospectus of Aerovate. AEROVATE URGES INVESTORS AND STOCKHOLDERS TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEROVATE, JADE, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and stockholders can obtain free copies of the proxy statement/prospectus and other documents filed by Aerovate with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Stockholders are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Proposed Transactions. In addition, investors and stockholders should note that Aerovate communicates with investors and the public using its website (https://ir.aerovatetx.com/).

Participants in the Solicitation

Aerovate, Jade and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from stockholders in connection with the Proposed Transactions. Information about Aerovate’s directors and executive officers, including a description of their interests in Aerovate, is included in Aerovate’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 27, 2025 and other documents that may be filed from time to time with the SEC. Additional information regarding these persons and their interests in the transaction are included in Aerovate’s definitive proxy statement/prospectus relating to the Proposed Transactions filed with the SEC. These documents can be obtained free of charge from the sources indicated above.